REDCORP

NEWS RELEASE

., 2006

News Release 06-13

TULSEQUAH PROJECT: BIG BULL EXPLORATION DRILLING RESULTS

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary Redfern Resources Ltd. (together, the "Company") are pleased to announce initial results from the first three holes of our 2006 Phase 1 surface exploration drilling program in progress at the Tulsequah Project. Drilling commenced in early June with two drill rigs at the former Big Bull mine located nine kilometres south of the Tulsequah Chief Mine. The Tulsequah Chief Mine deposit is currently the subject of a feasibility study update, scheduled for completion by year-end.

Phase 1 drilling at Big Bull has completed 9,025 m of core drilling in 21 holes beneath and along strike of the former mine workings at Big Bull over a strike distance of slightly more than one kilometre. This drilling supplements and extends previous drilling conducted by Redfern in 1993 and 1994 as well as exploration drilling conducted in the period of production in the 1950s.

Table of 2006 Program Drill Results - Big Bull Mine

Hole ID	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
BB06028	136.8	144.0	7.2	6.3	2.75	78.29	0.33	1.10	3.92
incl.	142.0	144.0	2.0	1.8	6.95	225.84	0.28	2.10	6.55
BB06029	Cut Broad Zone of Low Grade Mineralization								
BB06030	Results Pending								
BB06031	Results Pending								
BB06032	209.0	210.0	1.0	0.9	1.67	183.00	0.51	3.07	10.60
plus	334.0	341.0	7.0	6.1	2.42	45.85	0.25	0.42	3.69

Hole BB06028 is located on the southern end of the mine site, on the bank of the Snye Channel, south of the former mine workings. The hole is located approximately 60m beneath previous 1994 hole, BB94025, which had a single sample that cut 16.46 g/t Au, 186.52 g/t Ag, 0.21% Cu, 0.95% Pb and 1.89% Zn over 1.55m (core length) within a wider altered zone. Hole BB06028 cut a correlative thicker mineralized zone over 7.2m with a lower high-grade 2.0m wide interval (core length) grading 6.95 g/t Au, 225.84 g/t Ag, 0.28% Cu, 2.10% Pb and 6.55% Zn, within a broad zone of intense alteration. The hole was terminated prematurely while still within the alteration due to rising water from the Snye Channel encroaching on the drill site.

Hole BB06029 intersected a broad zone of lower grade mineralization and alteration without cutting any significant values.

Hole BB06032 cut two mineralized zones, correlating with an interpreted repetition of the mineralized horizon within a mine-scale anticlinal structure. The western intersection cut 1.0m (core length) of high-grade material and is approximately 100 vertical meters below the existing mine workings. The eastern intersection cut a wider 7.0m thick mineralized zone which correlates with the eastern steep-dipping mineralized horizon, approximately 300 vertical meters below the existing mine workings.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

Plan views and representative long-section and cross-section views of the Big Bull area are available on Redfern's web-site at www.redfern.bc.ca.

"These initial results are the first of a significant program designed to evaluate the Big Bull mine area", stated Redfern President Terry Chandler, "The wider mineralized zones and core high-grade values, combined with the very strong alteration, attests to the strength of the mineralizing system at Big Bull and the opportunity for delineation of significant resource additions for the project."

Further results from remaining Phase 1 holes are expected shortly as the assay lab processes the high volume of samples being generated.

Historical Data for The Big Bull Mine.

The Big Bull mine was shut down in 1957 with a small historic reserve. Mining was undertaken to a depth of 110m below surface with total production of 360,073 tonnes grading 5.14 g/tonne gold, 154.29 g/tonne silver, 1.2% copper, 1.9% lead, and 7.3% zinc. Wide-spaced drilling at Big Bull by Redfern in 1993 and 1994 identified extensions to the mineralization but no new mineral resource estimates were completed at that time. Previously reported significant intersections obtained in the 1993/94 programs are presented in the table below.

Significant Big Bull Deposit Intersections – 1993/94 Exploration

Previously Reported Hole #	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
BB93001	56.7	68.5	11.8	NA	4.32	125.5	0.70	1.45	2.86
and	107.7	114.2	6.5	5.0	3.67	68.6	0.27	1.33	3.89
BB93002	166.2	171.0	4.8	3.9	3.46	200.2	1.08	0.39	4.49
BB93005	180.6	184.6	4.0	2.9	6.38	169.7	0.44	2.92	5.05
BB93006	181.8	184.5	2.7	2.2	14.23	812.9	0.66	2.28	4.79
BB93008	318.1	322.4	4.3	4.0	3.02	123.1	0.26	1.87	3.54
BB94017	232.0	238.0	6.0	5.0	1.95	448.1	0.89	3.24	6.58
BB94019	212.2	215.8	3.6	3.2	2.54	254.1	0.28	4.04	11.33
BB94020	223.5	226.6	3.1	2.8	8.61	341.5	0.51	4.46	9.50

The 2006 program is designed to confirm and expand the mineralized extensions of the Big Bull Mine deposit and allow for completion of a new mineral resource estimate compliant with NI 43-101.

Project Progress

Phase 1 drilling is complete at the Big Bull mine site. Step-out exploration drilling at Big Bull is continuing using one drill and a Phase 2 infill program will follow. The second drill on the project has been moved to the Tulsequah Chief Mine area to continue Phase 1 exploration drilling on near-mine targets. This rig will also be drilling geotechnical drill holes to help determine the location of key mine infrastructure, as part of the ongoing feasibility study. . Company geologists are now surface mapping south of the Tulsequah Chief mine-site, with the

goal of defining additional drill targets for exploration drilling, The targets being mapped have been highlighted by a recently competed reworking of historical geophysical data.

Quality Control and Quality Assurance

Assays and analyses for the previously reported drilling conducted in 1993 and 1994 were completed at Acme Labs Ltd. in Vancouver, utilizing industry-standard assay techniques. Samples were collected by Redfern personnel under the direction of Robert Carmichael, P.Eng., then Vice-President of Exploration for Redfern. Sampling for the 2006 drill program has been conducted and supervised by Redfern geologists using established sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver using industry-standard procedures. A comprehensive QA/QC program is in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for both base-metals and gold.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF
REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.